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                                                                    Exhibit 99.1



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
MUSIC  ]  PUBLISHING  ]  TV & FILM  ]  TELECOMS  ]  INTERNET  ]  ENVIRONMENTAL SERVICES

                                                     [VIVENDI UNIVERSAL LOGO]
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 Shareholder
      Newsletter

[PHOTO]

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   CONTENTS
   4    Group's key figures

   5    Media and communications
        key figures

   8    Vivendi Universal's
        share price
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DEAR SHAREHOLDERS,

       We have just published our financial statements for 2001 and given current market conditions, I would like to address several issues in order to provide you with a better understanding of Vivendi Universal's true performance.

OUR OPERATING PERFORMANCE TARGETS HAVE BEEN MET OR EXCEEDED

       I confirm that Vivendi Universal has met its targets in 2001. Our media and communications businesses posted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) of 5 billion euros (a 34% pro forma growth), an operating income of 1.8 billion euros (an 89% pro forma growth) and operating free cash flow of 2 billion euros, which is above projections. These results were achieved with a 10% pro forma revenue growth to 28.9 billion euros. If we include our subsidiary Vivendi Environnement, total pro forma revenues amount to
58.2 billion euros.

       Our businesses in media and communications have improved their performance, with strong EBITDA growth for Cegetel, TV and Film (especially for Universal Studios), and Vivendi Universal Publishing. In music, while all of its competitors are weakening, Universal Music has maintained a stable performance and increased its market share.

       Achieving these results during the general economic downturn of recent months was no easy task. But it is in tough situations like this that we can demonstrate our capacity. The proof is there, thanks to the quality of our teams and our products.

                               M A R C H   2 0 0 2

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       Many of you would have been surprised to see that, despite this very sound operating performance, our company has reported an accounting loss of 13.6 billion euros. This comes purely from a change in accounting practices which deserves an open and frank explanation.

WHY ARE WE SHOWING A LOSS OF SEVERAL BILLION EUROS?

       Let me first point out that this loss results from a write-down of the value of certain assets taken purely for accounting purposes. There is no actual cash disbursement.

       This loss is due to our anticipated application of U.S. GAAP (U.S. accounting principles). The change involves several technical modifications, the most significant being the re-evaluation of acquired assets at current market values. Taking into account the stock market decline, the following companies have been reduced on our balance sheet. The value of Canal+ is reduced by 6 billion euros, that of Universal Music by 3.1 billion euros, and the value of USG (studios) and Vivendi Telecom International by 1.3 billion euros each. I would like to repeat this move does not represent any operating loss - it is an accounting loss that has no cash impact whatsoever.

       By making this adjustment now in our financial statements, including those prepared in accordance with French accounting standards, we are keeping one step ahead of market expectations. We are also giving ourselves the opportunity to present first quarter 2002 figures that are understandable to all investors.

       This move will also enable us, in the future, to improve our net income by significantly reducing charges relating to amortization.

       These factors allow us to propose to the shareholders' meeting that the dividend for 2001 be maintained at 1 euro per share.

IS OUR DEBT TOO HIGH?

       According to French accounting standards - which take into account "net" debt (to simplify) - the media and communications debt is 14.6 billion euros at 31 December 2001. By American standards - which are based on "gross" debt - our debt is 19.1 billion euros at 31 December.

       Our goal for 2002 is to keep the gross debt down to below three times 2002 EBITDA which is considered a reasonable level. Our objective is to bring our gross debt, in the medium term, to 2.5 times EBIDTA.

DOES VIVENDI UNIVERSAL USE OFF-BALANCE SHEET FINANCING STRUCTURES THAT HAVE NOT BEEN DISCLOSED TO THE MARKET?

       No. The company's only deconsolidated structures are: the one that holds the BSkyB stock in connection with the monetization agreement with Deutsche Bank, the value of which is adjusted every quarter to reflect


2
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the fact that we have retained the upside and downside exposure on the BSkyB stock; those relating to four buildings that belonged to the former Generale des Eaux (which are in fact consolidated under U.S. GAAP).

WILL THIS TOTAL TRANSPARENCY INFLUENCE OUR SHARE PRICE?

       This considerable effort in transparency permits investors to better understand our group, responds to the expectations of the market and should also strongly limit the credibility of rumors.

       No matter how disappointed we are by our performance on the stock exchange during the past few months, we must constantly bear in mind that we are working for the long term and that, in time, our performance will be recognized and recorded.

WHAT SHOULD WE DO DURING THIS DIFFICULT PERIOD?

       Faced with instability in the market, our conviction is simple, we must continue to concentrate on the essential: we must continue to work toward offering consumers the best possible products and services. Can the quality of our products and services win market share? Our 2001 results prove it can. Our teams - whether in music, TV and film, publishing, telecoms or the Internet - are the most professional and enthusiastic that can be found anywhere.

       Inventing new products and promoting new talents is our business, and there are very few companies out there which are as capable as Vivendi Universal of doing that job.

       The stock market is not doing us justice, that's obvious. The day will come when the markets cease to be so agitated. And when that day comes, the markets will focus on our company's industrial, operational and creative realities. I have no doubt whatsoever that we can differentiate ourselves from our competitors on that score.

       That's what we have to keep in mind, and it's to that end that we must keep on working.

       On behalf of our company, Vivendi Universal, thank you.




                             JEAN-MARIE MESSIER
                             Chairman and CEO





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        KEY FIGURES

                        Consolidated pro forma revenues:
                            EUROS 58.189 BILLION +10%

                         (actual: euros 57.360 billion)
                                    of which
                   Media & communications: EUROS 28.944 BILLION
                   Environmental services: EUROS 29.094 BILLION

                    Consolidated pro forma operating income:
                             EUROS 3.841 BILLION +47%

                          (actual: EUROS 3.795 billion)
                                    of which
                   Media & communications: EUROS 1.884 BILLION
                   Environmental services: EUROS 1.964 BILLION

RESULTS

Despite solid operating performance, Vivendi Universal has reported an accounting loss of 13.6 billion euros. This loss corresponds to the anticipated application of U.S. accounting principles which require the company to re-evaluate acquired assets at current market values.

This amount does not represent an operating loss; it is an accounting loss with no cash impact whatsoever. This measure will also enable us to improve our net results in the future by significantly reducing amortization charges.

DIVIDEND

Based on Vivendi Universal's excellent operating results, a dividend of 1 euros per share will be proposed to shareholders at the Shareholders' Meeting. This dividend will be payable from 13 May 2002.

NB: The pro forma information illustrates the effect of various transactions--the merger between Vivendi, Seagram and Canal+, the acquisition of Maroc Telecom, Houghton Mifflin and MP3.com, and the disposal of interests in Sithe and France Loisirs--as if they had taken place at the beginning of 2000. The pro forma information is the sum of Vivendi Universal's actual results and the actual results of each of the companies acquired or divested for the year presented, without any adjustment. The pro forma results are not necessarily indicative of what the combined results would have been had the transactions really taken place at the beginning of 2000.


4

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MEDIA & COMMUNICATIONS KEY FIGURES

The operating results of Vivendi Universal's media and communications businesses increased in 2001 in line with targets and despite the economic downturn worldwide.

Vivendi Universal achieved the strongest revenue growth of any company in its industry, and was the only one not to issue a warning on its operating results for 2001.



                                   [PIECHART]





AMBITIOUS TARGETS FOR 2002

       Vivendi Universal's targets for 2002 are internal growth of around 10% for all media and communications businesses, and EBITDA of EUROS 6 billion, representing 16% growth over the 2001 results.


NB: As defined by Vivendi Universal, EBITDA consists of operating income before depreciation, amortization (including film amortization at Canal+ Group and book plate amortization at VUP), restructuring charges and other one-time items (principally reorganization costs at Canal+ Group), and does not reflect adjustment for any minority interests in fully consolidated subsidiaries. EBITDA is presented and discussed because Vivendi Universal management considers it an important indicator of the operational strength and performance of its media and communications businesses, including the ability to provide cash flows to service debt and fund capital expenditures. However, it should be noted that EBITDA is not a substitute for operating income, net income, cash flows and other measures of financial performance and Vivendi Universal EBITDA may not be strictly comparable to similarly titled measures widely used in the United States or reported by other companies.





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MEDIA & COMMUNICATIONS KEY FIGURES

                                    SYNERGIES


Vivendi Universal has been developing and exploiting synergies aggressively since its creation in December 2000. Numerous products now reflect cross-business combinations, leveraging the company's content and franchises:

- Universal Studios is focused on using Universal Music's artists for original motion picture soundtracks. A recent example is the opening of Universal Studios' film 8 Mile, starring Eminem, which will coincide with Universal Music's release of the rap artist's new album and the film's soundtrack.

- Vivendi Universal Publishing has published, through Pocket, books on The Mummy (a Universal Studios Film) as well as games for PCs and consoles.

- Universal Music Mobile, a mobile telephone service targeted at young consumers in France, combines pre-hears and music news from Universal Music with a mobile telephone price plan from SFR.



MUSIC

- Revenues: EUROS 6,560 MILLION (1%)
- EBITDA : EUROS 1,158 MILLION 0%

The music business remained stable in 2001 despite a strong fall in the world market. A good performance in Europe and strong growth in music publishing were offset by the market decline in Latin America. Universal Music Group is still the global No. 1 in music with an increase in market share to 22.7% in 2001. EBITDA reached almost EUROS 1.2 billion.

TELECOMMUNICATIONS
(pro forma)
- Revenues: EUROS 7,977 MILLION +24%
- EBITDA : EUROS 2,450 MILLION +49%

The Telecoms division reported pro forma revenue growth of 24%. This is attributable to strong growth in fixed-line business for Cegetel in France, and to increased revenues in mobile telephony for SFR and growth in activity from Maroc Telecom. Vivendi Telecom International also recorded a strong increase in revenues (62%). Telecoms EBITDA reached close to euros 2.5 billion, up 49% pro forma.


6

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PUBLISHING
(pro forma)

- Revenues: EUROS 4,722 MILLION +5%
- EBITDA: EUROS 827 MILLION +7%

The 5% pro forma growth in publishing revenues is due primarily to a good performance from the education division, which had a highly successful back-to-school season, as well as to the successful launch of edutainment products (Adiboo in France and JumpStart in the United States). The games division also contributed to this growth with the success of Empire Earth and the Diablo II expansion pack. EBITDA rose 7% pro forma, with an especially strong increase from education (+48%).

INTERNET
(pro forma)

- Revenues: EUROS 184 MILLION +36%
- EBITDA: (EUROS 210) MILLION (1%)


The Internet division recorded 36% pro forma growth in 2001, due to increased activity in the United States and Europe. Flipside (on-line games) doubled its revenues in the United States, and all Vivendi Universal Net businesses in Europe recorded significant gains. Six web sites were launched during the year and, despite the slowdown in the advertising market, Vivendi Universal Net showed good results thanks to strong efforts in cost control.

TELEVISION & FILM

* Revenues: EUROS 9,501 MILLION +8%
* EBITDA: EUROS 1,224 MILLION +59%

Once again, the TV & Film division recorded excellent results, with revenues up 8%. This growth is due primarily to good performances from StudioCanal and Universal Studios at the box office, and in DVD and VHS with films such as Jurassic Park III, Bridget Jones's Diary and Brotherhood of the Wolf. CanalSatellite and Tele+ also contributed to the division's good results. EBITDA for TV & Film rose 59% thanks to very strong video and DVD sales.


ENVIRONMENTAL SERVICES

- Revenues: 29,094 MILLION +11%
- Operating income: 1,954 MILLION +24%

Environmental Services had another year of growth despite the economic downturn, with revenues up 11% and operating income up 24%. External growth was due principally to the impact of the first full year of the implementation of the Dalkia-EDF agreement signed in 2000, as well as to the numerous new contracts won by Vivendi Environnement all over the world. Revenues outside of France represented 57.5% of total revenues.

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                        VIVENDI UNIVERSAL'S SHARE PRICE

                      [NEW YORK STOCK EXCHANGE LINE GRAPH]

                          [EUROSNEXT PARIS LINE GRAPH]

FORWARD-LOOKING STATEMENTS - IMPORTANT DISCLAIMER: This document contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that recently acquired operations will not be integrated successfully; that the synergies expected to be created as a result of recent acquisitions will not materialize; that Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; that Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; that Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; and that Vivendi Universal will be unable to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission. Investors and security holders are urged to read those documents at the Commission's web site at www.sec.gov. Those documents may also be obtained free of charge from Vivendi Universal.

Shareholder information

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For more detailed information visit our web site:                   SHAREHOLDERS' MEETING

www.vivendiuniversal.com                                          April 24, 2002 (Paris, France)

Head Office: 42 avenue de Friedland - 75380 Paris cedex 08 - France - Tel: 33(0) 1 71 71 10 00 - Fax: 33(0) 1 71 71 10 01

New York Office 375 Park Avenue - New York, NY 10152 - USA - Tel: (212) 572-7000            [VIVENDI UNIVERSAL LOGO]

Share capital: 5,982,345,385.50 EUROS - RCS Paris 343 134 763 - Siret 343-134 763 00048

Photo credit: Vivendi Universal photo library, J. Boissay, B. Delessard.

Produced and designed by: Publicis Consultants Ecocom [LOGO]
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